SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2007
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F
x
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes
No
x

EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
Naspers Limited, Naspers announces
voluntary delisting from NASDAQ,
termination of SEC registration and
application for a secondary listing
on the London Stock Exchange, dated
May 17, 2007

Naspers Limited (JSE: NPN, NASDAQ: NPSN) announces voluntary delisting from NASDAQ, termination of SEC registration and application for a secondary listing on the London Stock Exchange
Naspers today announced that it will voluntarily delist its American Depositary
Shares ("ADSs") (which are evidenced by American Depositary Receipts ("ADRs"))
from the NASDAQ Global Market ("NASDAQ") and terminate its registration of the
ADSs with the US Securities and Exchange Commission ("SEC"). Naspers will convert its current ADR programme into a Level I ADR programme to give current
ADR holders the option to continue to hold ADRs. Level I ADRs are traded in the
US over-the-counter (“OTC”) market as opposed to on a US national securities exchange.
Naspers also intends making application to list a Depository Receipt programme on the London Stock Exchange (“LSE”) to provide a platform for international investors who wish to trade in Naspers N ordinary shares other than on the JSE Limited (“JSE”)
(the securities exchange in South Africa). The listing on the LSE is expected to become effective during the third quarter of 2007.
The company's decision to delist from NASDAQ is based on the high costs of maintaining its listing and registration in the US and complying with US obligations, especially the provisions of the Sarbanes-Oxley Act of 2002. Naspers believes that the resulting savings in costs and management time will benefit Naspers and its shareholders, while the continued trading of the company's N ordinary shares on the
JSE will provide liquidity to its shareholders and access to capital for Naspers. At 31
March 2007, the total number of issued ADSs accounted for approximately 1% of
Naspers's issued N ordinary shares.
Naspers delivered notice today to NASDAQ that it intends to delist the ADSs. As disclosed in the notice, Naspers expects to file a notification of removal from listing on the NASDAQ via Form 25 with the SEC on or about 28 May 2007. The withdrawal of the ADSs from listing should be effective 10 days after the filing of the notice on Form 25 with the SEC.
Concurrent with the delisting from NASDAQ, Naspers also intends to file notice of termination of registration on Form 15F with the SEC to terminate the registration of the ADSs under the US Securities Exchange Act of 1934 and to suspend Naspers’s duties to file reports with the SEC. Over the past twelve months, the daily trading volume on NASDAQ averaged approximately 1% of the total worldwide trading volume. Naspers expects that its obligation to file reports with the SEC will be suspended immediately upon the delisting of the ADSs from NASDAQ. Naspers reserves the right to delay the filing of the Form 25 or 15F or withdraw either Form for any reason prior to their effectiveness.
Naspers’s primary listing will remain with the JSE. Accordingly, it is subject to the
JSE Listings Requirements, high corporate governance standards as reflected in the guidelines contained in the King Report on Corporate Governance for South Africa

2002 as well as laws applicable to publicly listed companies in South Africa. Naspers reiterates its commitment to provide investors with timely information regarding significant business and financial developments. The company will continue to host regular investor relations activities, including bi-annual earnings reporting, earnings calls, analyst meetings and investor roadshows. For more information about the company, please visit www.naspers.com.
Certain statements in this announcement constitute “forward looking statements”
within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E
of the US Securities Exchange Act of 1934. Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Naspers to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. These factors include those discussed in our reports submitted to the SEC. We undertake no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.
Cape Town
17 May 2007
For further information contact:
Mark Sorour (+27-21 4063008) or Beverley Branford (+27-21 4064824)
Important Legal Information:
This announcement may contain forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the risk that the group companies will not consummate the proposed reorganization; the costs related to the proposed reorganization; the risk that all anticipated benefits may not be obtained; and other key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”). Naspers is
not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: May 17, 2007 by
Name:
Stephan J. Z. Pacak
Title:
Director